CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Knock-Out Notes due 2017	$2,455,000	$285.27

Pricing Supplement To prospectus dated November 19, 2014, product supplement for knock-out notes dated November 19, 2014, and index supplement dated November 19, 2014	Pricing Supplement No. 495 Registration Statement No. 333-200365 Dated August 21, 2015; Rule 424(b)(2)

Structured Investments	Morgan Stanley $2,455,000 Contingent Buffer Equity Notes Linked to an Equally Weighted Basket of Equity Indices due March 1, 2017 Principal at Risk Securities

General

•	The securities are designed for investors who seek to participate in any appreciation of an equally weighted basket (the “Basket”) of four sector-specific equity indices derived from the S&P 500® Index at maturity, and who anticipate that the Final Average Basket Value will not be less than the Initial Basket Value by more than 18%. Investors should be willing to forgo interest and dividend payments, and, if a Knock-Out Event occurs, meaning that the Final Average Basket Value is less than the Initial Basket Value by more than 18%, be willing to lose a significant portion or all of their principal.

•	Unsecured obligations of Morgan Stanley maturing March 1, 2017†.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities priced on August 21, 2015 and are expected to settle on August 26, 2015.

•	All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms

Issuer:	Morgan Stanley
Basket:	The securities are linked to a basket consisting of the Financials Select Sector Index, the Technology Select Sector Index, the Consumer Discretionary Select Sector Index and the Health Care Select Sector Index (each, a “Basket Component” and collectively, the “Basket Components”).
	Basket Component	Ticker Symbol	Basket Component Weighting	Initial Basket Component Value	Multiplier
	Financials Select Sector Index (the “Financials Index”)	IXM	25.00%	236.73	0.105605542
	Technology Select Sector Index (the “Technology Index”)	IXT	25.00%	395.29	0.063244706
	Consumer Discretionary Select Sector Index (the “Consumer Index”)	IXY	25.00%	746.39	0.033494554
	Health Care Select Sector Index (the “Health Care Index”)	IXV	25.00%	718.21	0.034808761
Knock-Out Event:	A Knock-Out Event occurs if the Final Average Basket Value has decreased, as compared to the Initial Basket Value, by more than the Knock-Out Buffer Amount (that is, if the Final Average Basket Value is less than the Knock-Out Level).
Knock-Out Buffer Amount:	18%
Knock-Out Level:	82, which is 82% of the Initial Basket Value
Payment at Maturity:	If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Basket Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Basket?” beginning on page 4.

If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Final Average Basket Value from the Initial Basket Value on a 1 to 1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:

$1,000 + ($1,000 x Underlying Basket Return).

Under these circumstances, the Payment at Maturity will be less than the principal amount of $1,000, and will represent a loss of more than 18%, and possibly all, of your investment.
Contingent Minimum Return:	0%
Maximum Payment at Maturity	$1,150 (115% of the principal amount)
Underlying Basket Return:	Final Average Basket Value – Initial Basket Value Initial Basket Value
Initial Basket Value:	100, which is equal to the sum of the products of the Initial Basket Component Value of each of the Basket Components on the Pricing Date, as set forth under “Basket –Initial Basket Component Value” above, and the respective Multiplier for such Basket Component
Final Average Basket Value:	The arithmetic average of the Basket Closing Values on each of the five Valuation Dates
Valuation Dates:	February 17, 2017, February 21, 2017, February 22, 2017, February 23, 2017, February 24, 2017†
Maturity Date:	March 1, 2017†
Pricing Date:	August 21, 2015
Issue Date:	August 26, 2015 (3 business days after the Pricing Date)
Listing:	The securities will not be listed on any securities exchange.
Terms continued on the following page
Estimated value on the Pricing Date:	$976.50 per security. See “Additional Terms Specific To The Securities” on page 3.
CUSIP / ISIN:	61761JG86 / US61761JG860

† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-20 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for knock-out notes, index supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer(3)
Per security	$1,000	$12.50	$987.50
Total	$2,455,000	$30,687.50	$2,424,312.50
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $12.50 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 10.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is our wholly-owned subsidiary. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley

August 21, 2015

Terms continued from previous page:
Basket Closing Value:	The Basket Closing Value on any date is the sum of the products of the Index Closing Value of each Basket Component on such date and the respective Multiplier for such Basket Component.
Initial Basket Component Value:	For each Basket Component, the Index Closing Value of such Basket Component on the Pricing Date, as set forth under “Basket –Initial Basket Component Value” above.
Index Closing Value:	For each Basket Component, on any index business day, the closing value of such Basket Component or any successor Basket Component published at the regular weekday close of trading on that index business day by the index publisher for such Basket Component
Multiplier:	The Multiplier for each Basket Component, set forth under “Basket –Multiplier” above, was set on the Pricing Date based on each Basket Component’s respective Initial Basket Component Value so that each Basket Component is reflected in the predetermined Initial Basket Value in accordance with its applicable Basket Component Weighting. Each Multiplier will remain constant for the term of the securities.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the prospectus dated November 19, 2014, as supplemented by the product supplement for knock-out notes dated November 19, 2014 and the index supplement dated November 19, 2014. This pricing supplement, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated August 18, 2015 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated November 19, 2014: http://www.sec.gov/Archives/edgar/data/895421/000095010314008199/dp50999_424b2-knocko.htm

•	Index supplement dated November 19, 2014:

http://www.sec.gov/Archives/edgar/data/895421/000095010314008192/dp51025_424b2-uis.htm

•	Prospectus dated November 19, 2014:

http://www.sec.gov/Archives/edgar/data/895421/000095010314008169/dp51151_424b2-base.htm

Terms used in this pricing supplement are defined in the product supplement for knock-out notes, in the index supplement or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date is less than $1,000. We estimate that the value of each security on the Pricing Date is $976.50.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Basket Components. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Basket Components, instruments based on the Basket Components, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Contingent Minimum Return, the Knock-Out Level and the Maximum Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Basket Components, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Basket Components, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical return at maturity on the securities. The “Return on Securities” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,150 per security, the Initial Basket Value of 100, the Knock-out Level of 82 (which is 82% of the Initial Basket Value) and the Contingent Minimum Return of 0%. The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

Final Average Basket Value	Underlying Basket Return	Return on Securities
200	100%	15%
180	80%	15%
160	60%	15%
140	40%	15%
120	20%	15%
115	15%	15%
114	14%	14%
110	10%	10%
101	1%	1%
100	0%	0%
90	-10%	0%
82	-18%	0%
81	-19%	-19%
80	-20%	-20%
60	-40%	-40%
40	-60%	-60%
20	-80%	-80%
0	-100%	-100%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page is calculated.

Example 1: A Knock-Out Event HAS NOT occurred, and the Basket Closing Value increases from the Initial Basket Value of 100 to a Final Average Basket Value of 130. Because the Underlying Basket Return of 30% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives only the Maximum Payment at Maturity of $1,150 per security.

Example 2: A Knock-Out Event HAS NOT occurred, and the Basket Closing Value increases from the Initial Basket Value of 100 to a Final Average Basket Value of 110. Because the Underlying Basket Return of 10% is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 3: A Knock-Out Event HAS NOT occurred, and the Basket Closing Value decreases from the Initial Basket Value of 100 to a Final Average Basket Value of 90. Because the Underlying Basket Return of -10% is less than the Contingent Minimum Return of 0%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

Example 4: A Knock-Out Event HAS occurred, and the Basket Closing Value decreases from the Initial Basket Value of 100 to a Final Average Basket Value of 40. Because a Knock-Out Event has occurred, the investor loses the benefit of the absolute return feature, and receives an amount that is significantly less than the $1,000 principal amount, based on a 1% loss of principal for each 1% decline in the Final Average Basket Value as compared to the Initial Basket Value, calculated as follows:

$1,000 + ($1,000 x -60%) = $400

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The securities provide the opportunity to participate in any appreciation of the Basket at maturity, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred , you will receive at maturity $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return (which is 0%) and (ii) the Underlying Basket Return, subject to the Maximum Payment at Maturity. However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment, based on a 1% loss for every 1% decline in the Final Average Basket Value, as compared to the Initial Basket Value. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	RETURN LINKED TO THE PERFORMANCE OF FOUR INDICES — The return on the securities, which may be positive, zero or negative, is linked to the performance of an equally weighted basket composed of the Financials Select Sector Index, the Technology Select Sector Index, the Consumer Discretionary Select Sector Index and the Health Care Select Sector Index, each as described under “Information about the Basket Components” below.

•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes. Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the securities is respected, your gain or loss on the securities should be treated as long-term capital gain or loss if you have held the securities for more than one year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA Legislation” in the accompanying product supplement for knock-out notes, the withholding rules commonly referred to as “FATCA” would apply to the securities if they were recharacterized as debt instruments. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gains as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations in general, the possible impact of the aforementioned notice in particular and the potential application of the FATCA rules.

The discussion in the preceding paragraphs under “Capital Gains Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Basket Components or any of the component stocks of the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated November 19, 2014.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities. If a Knock-Out Event has occurred, you will be fully exposed to the depreciation in the Final Average Basket Value as compared to the Initial Basket Value on a 1 to 1 basis. If a Knock-Out Event has occurred, the Payment at Maturity on each security will be significantly less than the principal amount of the securities, and, consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The Payment at Maturity will never exceed the Maximum Payment at Maturity, even if the Final Average Basket Value is substantially greater than the Initial Basket Value.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Components would have.

•	INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE COMPONENT STOCKS OF THE BASKET COMPONENTS — The return on the securities may not reflect the return you would have realized if you had directly invested in the component stocks of the Basket Components.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

•	CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER— Value movements in the Basket Components may not correlate with each other. At a time when the value of one or more Basket Components increase, the value of one or more other Basket Components may not increase as much, or may even decline. Therefore, in calculating the Underlying Basket Return on the Valuation Dates, an increase in the value of one or more Basket Components may be moderated, or wholly offset, by a lesser increase or decline in the value of one or more other Basket Components.

•	THE SPONSOR OF A BASKET COMPONENT MAY ADJUST THE RELEVANT BASKET COMPONENT IN WAYS THAT AFFECT THE LEVEL OF SUCH BASKET COMPONENT, AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS —S&P Dow Jones Indices LLC (“S&P”) is responsible for calculating and maintaining the Basket Components. S&P can add, delete or substitute the component stocks of any Basket Component or make other methodological changes that could change the level of such Basket Component. You should realize that the changing of the component stocks of such Basket Component may affect such Basket Component, as a newly added stock may perform significantly better or worse than the stock it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the Basket Components. Any of these actions could adversely affect the value of, and your return on, the securities. S&P has no obligation to consider your interests in calculating or revising the Basket Components.

•	THE BASKET COMPONENTS ARE CONCENTRATED IN FOUR SECTOR-SPECIFIC INDUSTRIES— The Basket Components are equity indices that track the performance of stocks included in the S&P 500® Index that are included in the financial, technology, consumer discretionary and health care industry sectors, respectively. Because the value of the securities is determined by the performance of the Basket, an investment in the securities will be concentrated in those four industries. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting those industries than a different investment linked to securities of a more broadly diversified group of issuers.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — The value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value, especially in relation to the Knock-Out Level, of the Basket;

•	the actual or expected volatility of the Basket Components;

•	the time to maturity of the securities;

•	the dividend rates on the common stocks underlying the Basket Components;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the principal amount if a Knock-Out Event is likely to occur in light of the then-current level of the Basket.

You cannot predict the future performance of the Basket based on its historical performance. We cannot guarantee that a Knock-Out Event will not occur. You can review the historical values of the Basket in “Historical Information” below.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES– Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Basket Components, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE– These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” above.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Basket and the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES– One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the securities (and to other instruments linked to the Basket Components or their component stocks), including trading in the stocks that constitute the Basket Components as well as in other instruments related to the Basket Components. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Dates approach. Some of our subsidiaries also trade the stocks that constitute the Basket Components and other financial instruments related to the Basket Components on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could have increased the Initial Basket Component Values, and, therefore, could have increased the values at or above which the Basket Components must close on the Valuation Dates so that investors do not suffer a significant loss on their initial investment in the in the securities.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the securities will be used for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 3 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we hedged our anticipated exposure in connection with the securities by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the Basket Components and in futures and/or options contracts on the Basket Components or any component stocks of the Basket Components listed on major securities markets. Such purchase activity could have increased the values of the Basket Components on the Pricing Date, and therefore could have increased the values at or above which the Basket Components must close on the Valuation Dates so that investors do not suffer a significant loss on their initial investment in the securities. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the term of the securities, including on the Valuation Dates, by purchasing and selling the stocks constituting the Basket Components, futures or options contracts on the Basket Components or their component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Dates approach. We cannot give any assurance that our hedging activities will not affect the value of the Basket, and, therefore, adversely affect the value of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graphs sets forth the historical performance of the Basket and the Basket Components based on their respective daily historical closing values from January 1, 2010 through August 21, 2015. The closing value of the Financials Index on August 21, 2015 was 236.73. The closing value of the Technology Index on August 21, 2015 was 395.29. The closing value of the Consumer Index on August 21, 2015 was 746.39. The closing value of the Health Care Index on August 21, 2015 was 718.21. We obtained the closing values of the Basket Components below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Basket and the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the value of the Basket on the Valuation Dates. We cannot give you any assurance that a Knock-Out Event will not occur.

Historical Performance of the Basket

The graph above is calculated to show the performance of the Basket during the period from January 1, 2010 through August 21, 2015, assuming the Basket Components are weighted as set out on the cover of this document and that the Basket Component Weightings and Multipliers were set on January 1, 2010 such that the Initial Basket Value was 100, and illustrates the effect of the offset and/or correlation among the Basket Components during such period. The graph does not take into account the economic terms of the securities, nor does it attempt to show your expected return on an investment in the securities. The historical values of the Basket should not be taken as an indication of its future performance.

Historical Performance of the Financials Index

Historical Performance of the Technology Index

Historical Performance of the Consumer Index

Historical Performance of the Health Care Index

Information about the Basket Components

The Financials Select Sector Index. The Financials Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that represent the financial sector of the S&P 500® Index. As of July 31, 2015, the Financial Services Sector Index included 88 component stocks in the following industries: diversified financial services, insurance, commercial banks, capital markets, real estate investment trusts (“REITs”), thrift & mortgage finance, consumer finance and real estate management & development. As of July 31, 2015, the Financial Select Sector Index represented approximately 16.86% of the S&P 500® Index based on the market capitalization of the stocks. See “Financials Select Sector Index” in the accompanying index supplement.

The Technology Select Sector Index. The Technology Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that represent the technology sector of the S&P 500® Index. As of July 31, 2015, the Technology Select Sector Index included 73 component stocks in the following industries: computers and peripherals; software; diversified telecommunication services; communications equipment; semiconductor and semiconductor equipment; internet software and services; IT services; wireless telecommunication services; electronic equipment and instruments; and office electronics. As of July 31, 2015, the Technology Select Sector Index represented approximately 22.28% of the S&P 500® Index based on market capitalization of the stocks. See “Technology Select Sector Index” in the accompanying index supplement.

The Consumer Discretionary Select Sector Index. The Consumer Discretionary Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that represent the consumer discretionary sector of the S&P 500® Index.  As of July 31, 2015, the Consumer Discretionary Select Sector Index included 85 component stocks in industries such as retail (specialty, multi-line, internet and catalog); media; hotels, restaurants & leisure; household durables; textiles, apparel & luxury goods; automobiles, auto components and distributors; leisure equipment & products; and diversified consumer services.  As of July 31, 2015, the Consumer Discretionary Select Sector Index represented approximately 13.08% of the S&P 500® Index based on the market capitalization of the stocks. See “Consumer Discretionary Select Sector Index” in the accompanying index supplement.

The Health Care Select Sector Index. The Health Care Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that represent the healthcare sector of the S&P 500® Index.  As of July 31, 2015, the Health Care Select Sector Index included 56 component stocks in the following industries: pharmaceuticals; health care providers & services; health care equipment & supplies; biotechnology; life sciences tools & services; and health care technology.  As of July 31, 2015, the Healthcare Select Sector Index represented approximately 14.98% of the S&P 500® Index based on market capitalization of the stocks. See “Health Care Select Sector Index” in the accompanying index supplement.

License Agreement between Standard & Poor’s Financial Services LLC and Morgan Stanley. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $12.50 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the securities offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such securities will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the securities and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.